CUSIP No. 223767104	Page 1 of 10 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20552

SCHEDULE 13D

Under the Securities Exchange Act of 1934

COWLITZ BANCORPORATION
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

223767104
(CUSIP Number)

David M.W. Harvey
Hot Creek Capital, L.L.C.
6900 South McCarran Boulevard, Suite 3040
Reno, Nevada 89509
(775) 823-5233
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 223767104		Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Hot Creek Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 248,200 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 248,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.94%

14	TYPE OF REPORTING PERSON OO

CUSIP No. 223767104		Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Hot Creek Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 248,200 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 248,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.94%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 223767104		Page 4 of 10 Pages

1	NAME OF REPORTING PERSON David M. W. Harvey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 248,200 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 248,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.94%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 223767104	Page 5 of 10 Pages

Item 1.     Security and Issuer

        The class of equity securities to which this Statement relates is the Common Stock, no par value, (“Stock”) of Cowlitz Bancorporation, a Washington corporation (the “Company”). The Company’s Stock is traded over the counter and is listed under the symbol “CWLZ”. The principal executive offices of the Company are located at 927 Commerce Avenue, Longview, Washington 98632.

Item 2.     Identity and Background

        (a)     This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Hot Creek Capital L.L.C. (the “General Partner”), (ii) Hot Creek Investors, L.P. (“Investors”) and (iii) David M. W. Harvey, the managing member of the General Partner ((i), (ii) and (iii) being collectively, the “Filing Persons”). The Stock which is the subject of this Schedule 13D is held by Investors. The other Filing Persons are joining in this Schedule 13D because they exercise voting and investment power over the Stock held by Investors. The Filing Persons have entered into a Joint Filing Agreement, dated as of May 19, 2005, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

        (b)     The residence or business address of each of the Filing Persons is:

6900 South McCarran Boulevard, Suite 3040 Reno, Nevada 89509

        (c)     Investors is a Nevada limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. The General Partner, a Nevada limited liability company, is the general partner of Investors. The General Partner is charged with management of the day-to-day affairs of Investors and other related investment partnerships. The managing member of the General Partner is David M. W. Harvey and that is Mr. Harvey’s principal occupation. Each of the Filing Persons conducts their business from 6900 South McCarran Boulevard, Suite 3040, Reno, Nevada, 89509.

        (d) and (e)     During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

        (f)     Investors and the General Partner are organized under the laws of the state of Nevada. David M. W. Harvey is a citizen of the U.S.A.

CUSIP No. 223767104	Page 6 of 10 Pages

Item 3.     Source and Amount of Funds or Other Consideration

        All of the 248,200 shares of Stock beneficially owned by the Filing Persons is held by Investors. The amount of funds expended by Investors to acquire such 248,200 shares of Stock is $2,629,625.81.

        All or part of the shares of Stock owned by the Filing Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Filing Persons. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no Filing Person has margin or other loans outstanding secured by Stock.

Item 4.     Purpose of Transaction

        The purpose of the acquisition of the shares of Stock by the Filing Persons is to profit from appreciation in the market price of the Common Stock through the assertion of shareholder rights and influencing the policies of the Company.

        The Filing Persons believe the Company’s Stock is undervalued, relative to its underlying franchise value, due in part to: (1) poor capital management as evidenced by the current high levels of capital and the lack of any corresponding stock repurchase plan; (2) a history of mergers and acquisitions which the Filing Persons believe have not, taken as a whole, sufficiently improved the value of the Company; (3) a history of a poor credit culture as evidenced by high average net chare-offs; (4) a history of below average returns on equity, and (5) the risks posed by the aforementioned factors in light of the possibility of a new higher growth strategy being undertaken by management.

        Based upon recent merger multiples and our understanding of the market area and the Company, it is the Filing Persons’ opinion that the Company could garner a takeover premium that would be attractive to shareholders and, in terms of the relative risks involved, exceeds any value the Company might realistically produce by remaining independent.

        Therefore, at this time, the Filing Persons believe that the optimal way to maximize the value of the Company’s franchise, and dramatically increase shareholder value, is for the Board of Directors of the Company to pursue a sale of the Company to a larger financial services organization.

        The Filing Persons may, among other things: (1) demand a shareholder list in order to contact other shareholders of the Company to discuss their concerns and views and (2) consider seeking election or appointment to the Board of Directors of the Company in connection with the 2006 Annual Meeting or otherwise.

CUSIP No. 223767104	Page 7 of 10 Pages

        The Filing Persons do not presently intend to make further purchases or sales of shares of Stock, but may at any time purchase shares or dispose of any or all the shares of Stock held by them. To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Filing Persons have such a purpose. Except as noted in this Schedule 13D, no Filing Person has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.     Interest in Securities of the Company

        The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Stock, 4,174,552, reported as the number of outstanding shares as of April 30, 2005 on the Company’s Form 10-Q filed May 16, 2005.

        The Filing Persons’ transactions in the Stock within the past 60 days are as follows:

(A)	Investors

(a)-(b)	See cover page.

(c)	Investors made the following purchases of Common Stock in the past 60 days:

Date	Number of Shares Purchased	Price Per Share ($)	Total Cost($)
March 11, 2005	300	11.7700	3,531

March 14, 2005	900	11.8000	10,620

March 15, 2005	300	11.7700	3,531

March 16, 2005	800	11.8000	9,440

March 17, 2005	200	11.7750	2,355

March 18, 2005	500	11.8000	5,900

March 21, 2005	200	11.8000	2,360

March 22, 2005	7,600	11.7768	89,504

March 23, 2005	10,000	11.7880	117,880

March 29, 2005	3,100	11.5400	35,774

April 12, 2005	12,200	11.1300	135,786

April 28, 2005	2,600	11.2000	29,120

May 5, 2005	5,000	11.0000	55,000

May 6, 2005	33,000	11.1000	366,300

May 12, 2005	1,700	11.5489	19,633

May 13, 2005	6,400	11.5523	79,935

(d)	Because he is the Managing Member of General Partner, the general partner of Investors, Mr. Harvey has the power to direct the affairs of Investors, including the voting and disposition of shares of Stock held in the name of Investors. Therefore, Mr. Harvey is deemed to share voting and disposition power with Investors with regard to those shares of Common Stock.

CUSIP No. 223767104	Page 8 of 10 Pages

(B)	General Partner

(a)-(b)	See cover page.

(c)	General Partner has made no purchases or sales of Stock directly.

(d)	General Partner is the general partner of Investors. Because he is the Managing Member of General Partner, Mr. Harvey has the power to direct the affairs of General Partner. Therefore, General Partner may be deemed to share with Mr. Harvey voting and disposition power with regard to the shares of Stock held by Investors.

(C)	Mr. David M. W. Harvey

(a)-(b)	See cover page.

(c)	Mr. Harvey made no purchases or sales of Stock directly.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        Except with respect to the Joint Filing Agreement filed as Exhibit A to this filing, neither of Investors, the General Partner, or Mr. Harvey has any contract, arrangement, understanding, or relationship (legal or otherwise) between or among themselves and any person with respect to securities of the Company, including but not limited to transfer or voting of any of the Stock that is the subject of this Schedule 13D, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits

Exhibit	Description
A	Joint Filing Agreement.

CUSIP No. 223767104	Page 9 of 10 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2005

HOT CREEK CAPITAL, L.LC.
By: /s/ David M.W. Harvey
Managing Member
HOT CREEK INVESTORS, L.P.
By: HOT CREEK CAPITAL, L.L.C.
General Partner
By: /s/ David M.W. Harvey
Managing Member
/s/ David M.W. Harvey
David M.W. Harvey

CUSIP No. 223767104	Page 10 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: May 19, 2005

HOT CREEK CAPITAL, L.LC.
By: /s/ David M.W. Harvey
Managing Member
HOT CREEK INVESTORS, L.P.
By: HOT CREEK CAPITAL, L.L.C.
General Partner
By: /s/ David M.W. Harvey
Managing Member
/s/ David M.W. Harvey
David M.W. Harvey